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                                                                      Exhibit 99



Press Release
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From:  Shelbourne Properties III, Inc.

New York, New York - August 14, 2001 - Shelbourne Properties III, Inc. (AMEX:HXF), a real estate investment trust, announced today that Messrs. W. Edward Scheetz and David T. Hamamoto, directors of the Company, have been appointed as Co-Chief Executive Officers of the Company and of its external adviser, Shelbourne Management LLC, in replacement of Mr. Michael L. Ashner, who resigned effective August 15, 2001. Mr. Ashner is the Chief Executive Officer of Kestrel Management, L.P., the entity that, together with its affiliates, will continue to perform administrative and property management services for the Company.


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